Larry A. Cerutti 949.622.2710 telephone 949.622.2739 facsimile larry.cerutti@troutmansanders.com	TROUTMAN SANDERS LLP 5 Park Plaza, Suite 1400 Irvine, CA 92614-2545 949.622.2700 telephone troutmansanders.com

November 30, 2016

BY EDGAR AND FEDEX

Ms. Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Polar Power, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 18, 2016 File No. 333-213572

Dear Ms. Ravitz:

On behalf of Polar Power, Inc. (the “Company”), the undersigned has set forth below the response of the Company to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated November 29, 2016. For ease of reference, the text of the Staff’s comment is reproduced in italics in this letter, with the response of the Company immediately following the comment.

Concurrently with the submission of this letter, the Company has filed Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on EDGAR, reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff a copy of Amendment No. 3 to the Registration Statement, which has been marked to indicate the changes from Amendment No. 2 to the Registration Statement, as filed with the Commission on November 18, 2016.

Atlanta BEIJING CHARLOTTE Chicago Hong Kong New York Orange County Portland RAleigh Richmond San Diego San francisco Shanghai Tysons Corner Virginia Beach Washington, DC

BY EDGAR AND FEDEX

Ms. Amanda Ravitz

November 30, 2016

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Registration Statement. All responses provided herein are based solely on information provided by the Company.

Index to Financial Statements

Report of Independent Registered Accounting Firm, page F-2

1.	We note from disclosures on page F-7 that you effected a 1-for-2.85 reverse stock split on November 14, 2016 and all share and per share amounts in the filing have been retroactively restated to reflect the split as if it had occurred as of the earliest period presented. Please have your independent auditors tell us their consideration of the need for them to reference and dual-date their audit opinion related to the aforementioned reverse stock split.

 Response to Comment 1:

The Company has revised Amendment No. 3 to the Registration Statement on page F-1 to include a dual-dated audit opinion of Weinberg & Company, P.A.

*       *       *

In connection with this response to the Staff’s comment letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
Sincerely, /s/ Larry A. Cerutti Larry A. Cerutti

cc: Arthur D. Sams, Polar Power, Inc.